No Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15008592

DIVISION OF
CORPORATION FINANCE

February 9, 2016

Joseph R. DeHondt
Dykema Gossett PLLC
jdehondt@dykema.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-9-16

Re: ITC Holdings Corp.
Incoming letter dated January 15, 2016

Dear Mr. DeHondt:

This is in response to your letters dated January 15, 2016 and January 25, 2016 concerning the shareholder proposal submitted to ITC Holdings by James McRitchie and Myra K. Young. We also have received a letter on the proponents' behalf dated January 21, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 9, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ITC Holdings Corp.
Incoming letter dated January 15, 2016

The proposal relates to director nominations.

There appears to be some basis for your view that ITC Holdings may exclude the proposal under rule 14a-8(f). We note that the proponents appear to have failed to supply, within 14 days of receipt of ITC Holdings' request, documentary support sufficiently evidencing that they satisfied the minimum ownership requirement for the one-year period as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if ITC Holdings omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Adam F. Turk
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Dykema Gossett PLLC
39577 Woodward Avenue
Suite 300
Bloomfield Hills, MI 48304
WWW.DYKEMA.COM
Tel: (248) 203-0700
Fax: (248) 203-0763

Joseph R. DeHondt
Direct Dial: (248) 203-0798
Direct Fax: (888) 427-6601
Email: JDeHondt@dykema.com

ITC Holdings Corp.

January 25, 2016

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal of James McRitchie and Myra K. Young
Securities Exchange Act of 1934--Rule 14a-8

Ladies and Gentlemen:

This letter is submitted, on behalf of our client, ITC Holdings Corp. (the "Company"), to supplement the request dated January 15, 2016 (the "Initial Request Letter"), seeking confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if the Company excludes a shareholder proposal and statement in support thereof (the "Proposal") received from James McRitchie and Myra K. Young (collectively, the "Proponent") from its from its Proxy Statement and form of proxy for its 2016 Annual Meeting of Shareholders (collectively, the "2016 Proxy Materials"), in reliance on Rule 14a-8(f)(1) and Rule 14a-8(b). Pursuant to Rule 14a-8(j), a copy of this correspondence is being sent simultaneously to Mr. John Chevedden, in accordance with the Proponent's instruction that all correspondence related to the Proposal be directed to Mr. Chevedden.

On January 21, 2016, Mr. Chevedden, the Proponent's designee, submitted a letter (the "Response Letter") to the Staff enclosing a letter from TD Ameritrade stating that the Proponent held 150 shares of the Company's common stock as of December 9, 2015 and that such shares have been held continuously for at least thirteen months (the "TD Ameritrade Letter") and requesting that the Commission "allow [the Proposal] to stand and be voted upon in the 2016 proxy." A copy of the Response Letter, including the TD Ameritrade Letter, is attached as Exhibit A.

Rule 14a-8(f) makes clear that a company may exclude a shareholder proposal from its proxy materials if the shareholder proposal does not satisfy a procedural or eligibility requirement of Rule 14a-8, including Rule 14a-8(b), provided that the company notified the proponent of the deficiency within 14 calendar days of receiving the proposal



and the proponent failed to respond to the company to correct the deficiency within 14 calendar days of receiving such notification. The Company satisfied its obligations under Rule 14a-8 by sending the Deficiency Notice (as defined in the Initial Request Letter) to Mr. Chevedden by email on December 16, 2015 and overnight courier on December 17, 2015, well within the 14 day period after its December 8 receipt of Mr. Chevedden's Proposal. The Deficiency Notice requested proof of the Proponent's beneficial ownership and clearly described the requirements of Rule 14a-8(f)(1), how the deficiency could be cured and the deadline for curing the deficiency. Although the TD Ameritrade Letter enclosed with the Response Letter is dated December 9, 2015, prior to receipt of the Response Letter, the Company never received proof of the Proponent's ownership of the Company's securities nor does the Response Letter assert that the Proponent had previously sent any such proof of ownership to the Company prior to the January 21 Response Letter. Because the TD Ameritrade Letter was not submitted to the Company until at least 35 calendar days after Mr. Chevedden received the Deficiency Notice, the Proponent failed to provide sufficient proof of beneficial ownership within the 14 calendar day timeframe for curing deficiencies set forth in Rule 14a-8(f).

Accordingly, the Company restates its previous request that the Staff concur with its view that the Proposal may be excluded from the Company's 2016 Proxy Materials or, alternatively, confirm that the Staff will not recommend any enforcement action if the Company excludes the Proposal from its 2016 Proxy Materials. If you need any additional information, have any questions regarding this subject, or if for any reason you do not concur with our view, please contact me at 248-203-0798.

Sincerely,

DYKEMA GOSSETT PLLC

Joseph R. DeHondt

Cc: Thomas Przybylski
John Chevedden (on behalf of James McRitchie and Myra Young)

Exhibit A

Response Letter

From: John Chevedden*** FISMA & OMB Memorandum M-07-16 ***
Date: Thu, 21 Jan 2016 20:46:03 -0800
To: Office of Chief Counsel <shareholderproposals@sec.gov>
Cc: "Wendy A. McIntyre" <wmcintyre@itctransco.com>
Subject: #1 Rule 14a-8 Proposal (ITC)

Ladies and Gentlemen:
Please see the attached letter.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 21, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
ITC Holdings Corp. (ITC)
Proxy Access
James McRitchie

Ladies and Gentlemen:

This is in regard to the January 15, 2016 no-action request.

Attached is verification of stock ownership.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: James McRitchie
Myra K. Young

Wendy A. McIntyre <wmcintyre@itctransco.com>



12/09/2015

James Mcritchie &
Myra Young

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade Account Ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear James Mcritchie & Myra Young,

Pursuant to your request, this letter is to confirm that as of the date of this letter, James McRitchie and Myra K. Young held, and had held continuously for at least thirteen months, 150 shares of ITC Holdings Corp (ITC) common stock in their account ending in *** FISMA & OMB Memorandum M-07-16 *** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Daniel Truckenmiller
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

200 S. 108th Ave,
Omaha, NE 68154

www.tdameritrade.com

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 21, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
ITC Holdings Corp. (ITC)
Proxy Access
James McRitchie

Ladies and Gentlemen:

This is in regard to the January 15, 2016 no-action request.

Attached is verification of stock ownership.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2016 proxy.

Sincerely,



John Chevedden

cc: James McRitchie
Myra K. Young

Wendy A. McIntyre <wmcintyre@itctransco.com>


TD Ameritrade

12/09/2015

James Mcritchie &
Myra Young
*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade Account Ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear James Mcritchie & Myra Young,

Pursuant to your request, this letter is to confirm that as of the date of this letter, James McRitchie and Myra K. Young held, and had held continuously for at least thirteen months, 150 shares of ITC Holdings Corp (ITC) common stock in their account ending in *** FISMA & OMB Memorandum M-07-16 *** at TD Ameritrade. The DTC clearinghouse number for TD Ameritrade is 0188.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Daniel Truckenmiller
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.



Dykema Gossett PLLC
39577 Woodward Avenue
Suite 300
Bloomfield Hills, MI 48304
WWW.DYKEMA.COM
Tel: (248) 203-0700
Fax: (248) 203-0763

Joseph R. DeHondt
Direct Dial: (248) 203-0798
Direct Fax: (888) 427-6601
Email: JDeHondt@dykema.com

ITC Holdings Corp.

January 15, 2016

VIA EMAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal of James McRitchie and Myra K. Young
Securities Exchange Act of 1934--Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you, on behalf of our client, ITC Holdings Corp. (the "Company"), that the Company intends to omit from its Proxy Statement and form of proxy for its 2016 Annual Meeting of Shareholders (collectively, the "2016 Proxy Materials"), in reliance on Rule 14a-8(f)(1) and Rule 14a-8(b), a shareholder proposal and statement in support thereof (the "Proposal") received from James McRitchie and Myra K. Young (collectively, the "Proponent"). On December 8, 2015, the Company received a letter, dated December 7, 2015, via email from the Proponent containing the Proposal for inclusion in the Company's 2016 Proxy Materials. A copy of the Proposal and the cover letter submitting the Proposal are attached to this letter as Exhibit A. The Company's notice of deficiency to the Proponent's designee, dated December 15, 2015 and sent December 16, 2015 via email and overnight courier, is attached to this letter as Exhibit B.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2016 Proxy Materials with the Commission; and
- simultaneously sent a copy of this correspondence to Mr. John Chevedden, in accordance with the Proponent's instruction that all correspondence relating to the Proposal be directed to Mr. Chevedden.



Rule 14a-8(k) requires shareholder proponents to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

THE PROPOSAL AND BASIS FOR EXCLUSION

The Proposal relates to the adoption of a "proxy access" bylaw. The text of the resolution in the Proposal is included in Exhibit A.

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent failed to provide the requisite proof of continuous stock ownership in response to the Company's proper request for that information.

ANALYSIS

THE PROPOSAL MAY BE EXCLUDED PURSUANT TO RULE 14A-8(B) AND RULE 14A-8(F)(1) BECAUSE THE PROPONENT FAILED TO ESTABLISH THE REQUISITE ELIGIBILITY TO SUBMIT THE PROPOSAL.

A. Background

On December 8, 2015, the Proponent submitted the Proposal to the Company via email, which the Company received the same day. *See* Exhibit A. The Proposal was not accompanied by any proof of the Proponent's ownership of Company securities. *See* Exhibit A. In addition, the Company reviewed its stock records, which did not indicate that the Proponent was the record owner of any shares of Company securities, nor is there a Form 3/4 or Schedule 13D/G on file proving ownership.

Accordingly, in a letter dated December 15, 2015 and sent via email on December 16, 2015, within fourteen days of the date that the Company received the Proposal, the Company notified the Proponent's designee, Mr. John Chevedden, of the Proposal's procedural deficiencies as required by Rule 14a-8(f) (the "Deficiency Notice"). In the Deficiency Notice, attached hereto as Exhibit B, the Company clearly informed the Proponent's designee of the requirements of Rule 14a-8 and how to cure the procedural deficiencies. Specifically, the Deficiency Notice stated:

- the Company had not received the Proponent's proof of ownership of the Company's common stock;
- the type of statement or documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b), including "a written statement from the 'record' holder of [the Proponent's] shares, verifying that, at the time the [the Proponent] submitted [the Proponent's] proposal, [the Proponent] held at least $2,000 in market value of the Company's common stock and had held such stock continuously for at least one year by December 8, 2015;" and
- the 14 day timeframe for the Proponent to respond.

The Deficiency Notice also included a copy of Rule 14a-8 and SEC Staff Legal Bulletin No. 14F (Oct. 18, 2011). *See* Exhibit B. The Deficiency Notice was sent and delivered to the Proponent via email on December 16, 2015. A copy of the Deficiency Notice was also sent that day via overnight delivery and received on December 17, 2015. *See* Exhibit C.



As of the date of this letter, the Company has not received a response to the Deficiency Notice.

B. Analysis

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent failed to provide proof of ownership as required by Rule 14a-8(b). Under Rule 14a-8(b), in order to be eligible to submit a proposal for inclusion in a company's proxy statement, a proponent "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" prior to submission of the proponent's proposal. If the proponent is not the record holder of the securities, as is the case here, the proponent must provide a "written statement from the 'record' holder" which verifies that, at the time of the proponent's submission, the proponent continuously held the securities for at least one year.

The Staff has consistently concurred in the exclusion of shareholder proposals under substantially the same circumstances as the instant case, finding that absent the necessary and timely documentary support establishing the minimum and continuing ownership requirements under Rule 14a-8(b), a proposal may be excluded under Rule 14a-8(f). *See NCR Corporation* (Jan. 6, 2016) (permitting the exclusion of a shareholder proposal where proponent failed to provide proof of the minimum ownership requirements set forth in Rule 14a-8(b) within 14 days of receipt of the company's request); *Prudential Financial, Inc.* (Dec. 28, 2015) (same); *Devon Energy Corporation* (Mar. 13, 2015) (same); *The Charles Schwab Corporation* (Feb. 25, 2015) (same).

In this case, the Proponent and Proponent's designee, who we believe are very familiar with the requirements of Rule 14a-8 given the volume of shareholder proposals they have submitted over the last several years, have failed to provide any proof that the Proponent satisfies the minimum ownership requirement set forth in Rule 14a-8(b). Accordingly, based on the foregoing, the Company believes that the Proposal may be excluded from the 2016 Proxy Materials under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

We respectfully request that the Staff concur with our view that the Proposal may be excluded from the Company's 2016 Proxy Materials or, alternatively, confirm that the Staff will not recommend any enforcement action if the Company excludes the Proposal from its 2016 Proxy Materials. If you need any additional information, have any questions regarding this subject, or if for any reason you do not concur with our view, please contact me at 248-203-0798. Please send your response via email to me at jdehondt@dykema.com as well as to the Company, attention of Thomas Przybylski, Senior Counsel at the Company, at tprzybylski@itctransco.com. We note that Mr. Chevedden's email address, on behalf of the Proponent, is stated in Exhibit A.

Sincerely,



DYKEMA GOSSETT PLLC

/s/Joseph R. DeHondt

Cc: Thomas Przybylski
John Chevedden (on behalf of James McRitchie and Myra Young)

Exhibit A

Proposal

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, December 08, 2015 3:40 PM
To: McIntyre, Wendy
Cc: Golem, Rebecca; Holloway, Gretchen
Subject: Rule 14a-8 Proposal (ITC)``

Dear Ms. McIntyre,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

December 7, 2015

Ms. Wendy A. McIntyre
Corporate Secretary
ITC Holdings Corp. (ITC)
27175 Energy Way
Novi, MI 48377
PH: 248-946-3000
PH: 248.946.3577
FX: 248.946.3562

Dear Corporate Secretary:

We are pleased to be shareholders in ITC Holdings Corp. (ITC) and appreciate the company's leadership. However, we also believe our company has further unrealized potential that can be unlocked through low or no cost measures by making our corporate governance more competitive.

We are submitting a shareholder proposal for a vote at the next annual shareholder meeting. The proposal meets all Rule 14a-8 requirements, including the continuous ownership of the required stock value for over a year. We pledge to continue to hold stock until after the date of the next shareholder meeting. Our submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This letter confirms that we are delegating John Chevedden to act as our agent regarding this Rule 14a-8 proposal, including its submission, negotiations and/or modification, and presentation at the forthcoming shareholder meeting. Please direct all future communications regarding our rule 14a-8 proposal to John Chevedden *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** to facilitate prompt communication. Please identify me as the proponent of the proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in responding to this proposal. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



James McRitchie — December 7, 2015 (Date)



Myra K. Young — December 7, 2015 (Date)

cc: Gretchen Holloway <gholloway@itctransco.com>
Director, Investor Relations

cc: John Chevedden

[ITC – Rule 14a-8 Proposal, December 7, 2015]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders of ITC Holdings Corp. (ITC) (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;
b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

Supporting Statement: Long-term shareholders should have a meaningful voice in nominating directors. The SEC's universal proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf) was vacated, in part due to inadequate cost-benefit analysis. *Proxy Access in the United States* (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1), a cost-benefit analysis by CFA Institute, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140.3 billion. *Public Versus Private Provision of Governance* (http://ssrn.com/abstract=2635695) found a 0.5 percent average increase in shareholder value for proxy access targeted firms.

Enhance shareholder value. Vote for Shareholder Proxy Access – Proposal [4]

Notes:

James McRitchie and Myra Young, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note the title of the proposal is part of the proposal. The title is intended for publication. The first line in brackets is not part of the proposal.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14 B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false of misleading may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005)

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Exhibit B

Deficiency Notice

From: Golem, Rebecca
Sent: Wednesday, December 16, 2015 8:22 AM
*** FISMA **To** OMB Memorandum M-07-16 ***
Subject: RE: Rule 14a-8 Proposal (ITC)``

Mr. Chevedden,

Please see attached letter requesting shareholder ownership of Ms. Young and Mr. McRitchie.

Regards,

Rebecca Golem
Corporate & Shareholder Services
ITC Holdings Corp., 27175 Energy Way, Novi, MI 48377
Office: 248.946.3576 | Cell: 248-939-3249



December 15, 2015

VIA Email and Overnight Delivery
James McRitchie and Myra K. Young

*** FISMA & OMB Memorandum M-07-16 ***

Re: ITC Holdings Corp. (the "Company")

Dear Mr. McRitchie and Ms. Young:

On December 8, 2015, the Company received your request to include a shareholder proposal in the Company's 2016 proxy statement. In order to properly consider your request, and in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), I hereby inform you of a certain eligibility and procedural defect in your submission, as described below. For your convenience, I have included a copy of Rule 14a-8 and Staff Legal Bulletin 14F with this letter.

As of the date of this letter, the Company has not received your proof of ownership of the Company's common stock. We have checked our shareholder records and confirmed that you are not registered holders of our common stock. In accordance with applicable rules of the Securities and Exchange Commission ("SEC"), please send a written statement from the "record" holder of your shares, verifying that, at the time you submitted your proposal, you held at least $2,000 in market value of the Company's common stock and had held such stock continuously for at least one year by December 8, 2015, the date you submitted the proposal, and will continue to hold such stock through the date of the annual meeting. Please note that if we do not receive such documentation **within 14 calendar days** of your receipt of this letter, we may properly exclude your proposal from our 2016 proxy statement.

In asking you to provide the foregoing information, the Company does not relinquish its right to later object to including your proposal on related or different grounds pursuant to applicable SEC rules.

Please send the requested documentation to my attention. My email address is wmcintyre@itctransco.com. If you would like to discuss this matter with me, please call me at (248) 946-3577.

Very truly yours,

Wendy A. McIntyre
VP, Secretary & General Counsel – Enterprise Operations

Attachments

Pages 23 through 28 redacted for the following reasons:
- -
*** COPYRIGHT MATERIAL ***



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

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[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant - such as an individual investor - owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Exhibit C

Evidence of Overnight Delivery of Deficiency Notice

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